Mail Stop 4561

December 22, 2006

Mr. Thomas P. Reed
Vice President and Director
Huntington Preferred Capital, Inc.
41 S. High Street
Columbus, OH 43287

> **Re:** **Huntington Preferred Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 24, 2006**
> **File No. 0-33243**

Dear Mr. Reed:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant